FOLEY HOAG LLP

Seaport World Trade Center West
155 Seaport Boulevard
Boston, MA 02210-2600

[redacted]

09045073

617 832 1261
mdonovan@foleyhoag.com

January 7, 2009

082-00145

By Hand

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RECEIVED

Re: Velcro Industries N.V. Issuer Tender Offer

Dear Sir or Madam:

On behalf of our client, Velcro Industries N.V., a corporation organized under the laws of the Netherland Antilles (the "Company"), and pursuant to paragraph (b)(1) of Rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Rule"), and the three-month transition period adopted in connection with the October 10, 2008 amendments to the Rule (pursuant to Rel. No. 34-58465) which allows paper submissions until January 10, 2009, I hereby furnish the Securities and Exchange Commission (the "Commission") with one (1) copy of each of the following documents related to the Company's issuer tender offer commenced on January 8, 2009:

- Summary Advertisement placed in The Wall Street Journal and The Globe and Mail, commencing the tender offer;
- Press release issued in connection with the commencement of the tender offer;
- Offer to Purchase dated January 8, 2009, distributed to each of the Company's securityholders;
- Letter of Transmittal, distributed to each of the Company's securityholders;
- Notice of Guaranteed Delivery, distributed to each of the Company's securityholders;
- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, distributed to certain of the Company's securityholders; and

PROCESSED
JAN 16 2009
THOMSON REUTERS

- Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, distributed to certain of the Company's securityholders.

The foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Please feel free to contact me at (617) 832-1261 with any questions or concerns relating to these documents. Please acknowledge receipt by returning a copy of this letter in the enclosed envelope.

Regards,

Michelle Rosatto Donovan

Michelle Rosatto Donovan

MRD
Enclosures
cc: Velcro Industries N.V.
Paul Bork, Esq.
Joel D. Needleman, Esq.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated January 8, 2009 and the related Letter of Transmittal, as they may be amended or supplemented from time to time, and the information contained therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. However, Velcro Industries N.V. may, at its discretion, take any actions necessary to make the Offer to holders of Shares in any such jurisdiction.

Notice of Offer to Purchase for Cash

by

Velcro Industries N.V.

All Outstanding Shares of its Common Stock

at a Purchase Price of US$21.00 Per Share

Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company"), is offering to purchase for cash any and all outstanding shares of its common stock, nominal value one Canadian dollar per share (the "Shares"), at a purchase price of US$21.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2009 (the "Offer to Purchase") and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS THE COMPANY EXTENDS OR EARLIER TERMINATES THE OFFER.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase. In addition, the Company will only accept for purchase Shares tendered by a shareholder if such shareholder tenders all of the Shares held by such shareholder. However, the Company will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. The Company reserves the right to waive this "no partial tender" condition of its acceptance of Shares for purchase.

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Shareholders must make their own decision as to whether to tender their Shares.

The Company will, upon the terms and subject to the conditions of the Offer, pay US$21.00 per Share, net to the seller in cash, without interest, for Shares properly tendered and not properly withdrawn in the Offer prior to the "Expiration Date." Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making the payment. The term "Expiration Date" means 5:00 p.m., New York City time, on February 10, 2009. The Company may, in its sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term "Expiration Date" will refer to the latest time and date at which the Offer, as extended by the Company, will expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn) only when and if the Company gives oral or written notice to Computershare Investor Services Inc., the Depositary for the Offer, of its acceptance of the Shares for payment pursuant to the Offer. The Company will make payment for Shares tendered and accepted for payment in the Offer promptly after the Expiration Date, but only after timely receipt by the Depositary of (i) certificates for the Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the applicable "book-entry transfer facility" (as defined in the Offer to Purchase), (ii) except in the case of book-entry transfer through CDS Clearing and Depository Services Inc., a properly completed and duly executed Letter of Transmittal, including any signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an "Agent's Message" (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.

Tenders of Shares pursuant to the Offer are irrevocable, except that tendered Shares may be withdrawn at any time before the Expiration Date. In addition, unless the Company has already accepted such tendered Shares for payment, shareholders may withdraw their tendered Shares at any time after 12:00 midnight, New York City time, on March 6, 2009. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares.

If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the applicable book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility's procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties.

Generally, a shareholder that is a United States person for U.S. federal income tax purposes will be subject to U.S. federal income taxation when the shareholder receives cash from the Company in exchange for the Shares that the shareholder tenders in the Offer. All shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their tax advisor regarding the tax effects of the Offer.

We are mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of Shares whose names appear on the Company's shareholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related tender offer materials, including the Letter of Transmittal, contain important information that shareholders should read carefully before making any decision with respect to the Offer. Shareholders should refer to Section 2 of the Offer to Purchase for information regarding the purpose of the Offer and possible effects of the purchase of Shares pursuant to the Offer. Shareholders may obtain additional copies of the Offer to Purchase and the related tender offer materials, including the Letter of Transmittal, from the Information Agent for the Offer at the address and telephone numbers set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company's expense.

Please direct any questions or requests for assistance to the Information Agent at its address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is

MACKENZIE PARTNERS, INC

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL-FREE (800) 322-2885
Email: tenderoffer@mackenziepartners.com

January 8, 2009

VELCRO INDUSTRIES N.V. COMMENCES TENDER OFFER TO REPURCHASE SHARES

CURACAO, Netherlands Antilles – January 8, 2009 – **Velcro Industries N.V.** ("Velcro") (NASDAQ: VELC), holding company of the Velcro companies and the industry leader in hook and loop fasteners, today announced that it has commenced a cash tender offer to purchase all outstanding shares of its common stock. Under the terms of the tender offer, Velcro is offering to purchase for cash any and all outstanding shares of its common stock at a purchase price of US$21.00 per share.

The tender offer commenced today, January 8, 2009, and will expire on February 10, 2009 at 5:00 p.m., New York City time, unless extended by Velcro. The offer is not conditioned on any aggregate minimum number of shares being tendered. The offer is, however, subject to certain other conditions described in the Offer to Purchase dated January 8, 2009.

The purpose of the tender offer is to accommodate those shareholders who may have an interest in selling their shares at the present time for US$21.00 per share. On September 1, 2008, Cohere Limited, the holder of record of more than 95% of the shares of Velcro's common stock, initiated a proceeding in the Court of First Instance in Curaçao, the Netherlands Antilles to compel the sale of all shares of common stock held by Velcro's minority shareholders to Cohere Limited at a price of US$21.00 per share or such other price as the Court may determine (the "Curaçao Proceeding"). Velcro believes that the tender offer provides an opportunity for a shareholder to sell his or her shares for US$21.00 per share, without the usual transaction costs associated with market sales, and receive payment in advance of the conclusion of the Curaçao Proceeding. A shareholder who tenders shares in the tender offer will not receive payment in respect of such shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per share if the Netherlands Antilles Court were to make such a determination of share price.

While Velcro's Board of Directors has approved the tender offer, it does not, nor does Velcro, the information agent nor the depositary, make any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision as to whether to tender their shares. In doing so, shareholders should read carefully the information in the Offer to Purchase and in the related letter of transmittal, including the purposes and effects of the offer. Shareholders should discuss their decision with their tax advisors, financial advisors and/or brokers.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Velcro's common stock. The solicitation of offers to purchase shares of Velcro's common stock will be made only pursuant to the Offer to Purchase dated January 8, 2009 and related materials that Velcro is sending to its shareholders. The offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. Velcro may, at its discretion, take any actions necessary to make the offer to shareholders in any such jurisdiction.

MacKenzie Partners, Inc. will serve as information agent and Computershare Investor Services Inc. will serve as the depositary for the tender offer. Shareholders will also be able to obtain the

Offer to Purchase and related materials at no charge from the information agent, MacKenzie Partners, Inc., at (800) 322-2885.

About Velcro Industries N.V.

Velcro Industries N.V. (NASDAQ: VELC) is incorporated and domiciled in Curacao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company) and acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

Forward-Looking Statements

This press release and the documents referenced herein may contain "forward-looking" statements and information, which involve risks and uncertainties. Actual future results may differ materially. Statements indicating that Velcro "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results or other events that have not yet occurred. There are several important factors that could cause actual results or events to differ materially from those anticipated by the forward-looking statements.

Velcro Industries N.V.

Offer to Purchase for Cash
All Outstanding Shares of its Common Stock
At a Purchase Price of US$21.00 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company," "VINV," "we" or "us"), is offering to purchase for cash all outstanding shares of its common stock, nominal value one Canadian dollar per share (the "Shares"), upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). On the terms and subject to the conditions of the Offer, the Company will pay US$21.00 per Share, net to the seller in cash, without interest, for Shares properly tendered and not properly withdrawn. All dollar amounts referred to herein are expressed in United States dollars, except the per share nominal value of the Shares, which is expressed in Canadian dollars.

The Company will only accept for purchase Shares tendered by a shareholder if such shareholder tenders all of the Shares held by such shareholder. However, we will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. See Sections 1 and 3.

The Offer is not conditioned on any aggregate minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

The Shares are traded on the NASDAQ Capital Market (the "Nasdaq") under the symbol "VELC". On January 7, 2009, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the Nasdaq was US$19.75 per Share. Shareholders are urged to obtain current market quotations for the Shares. See Section 7.

IMPORTANT

If you wish to tender your Shares, you must do one of the following before the Offer expires:

- if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;
- if you hold certificates for the Shares in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to Computershare Investor Services Inc., the Depositary for the Offer, at one of the addresses shown on the Letter of Transmittal; or
- if you are an institution participating in The Depository Trust Company or the CDS Clearing and Depository Services Inc., tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase.

If you want to tender your Shares but your certificates for the Shares are not immediately available or cannot be delivered to the Depositary within the required time, or you cannot comply with the procedure for book-entry transfer on a timely basis, or your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, OUR BOARD OF DIRECTORS, THE INFORMATION AGENT NOR THE DEPOSITARY ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD ALSO DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.

Questions and requests for assistance, or requests for additional copies of this Offer to Purchase and other Offer documents, may be directed to MacKenzie Partners, Inc., our Information Agent, at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

January 8, 2009

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL OR TO WHICH WE HAVE REFERRED YOU. OUR DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS OFFER TO PURCHASE OR THAT THERE HAVE BEEN NO CHANGES IN THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF.

WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, THE DEPOSITARY OR THE INFORMATION AGENT.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR ANY CANADIAN PROVINCIAL AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE OFFER IS NOT SUBJECT TO THE PROVISIONS OF RULE 13E-4 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. However, we may, at our discretion, take any actions necessary for us to make the Offer to holders of Shares in any such jurisdiction.

If you have any questions regarding the Offer, please contact MacKenzie Partners, Inc., the Information Agent for the Offer, by calling collect at (212) 929-5500 or calling toll-free at (800) 322-2885.

TABLE OF CONTENTS

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as "VINV," "we," "our" or "us." We refer to the shares of our common stock, nominal value one Canadian dollar per share, as the "Shares." This summary term sheet highlights certain material information contained in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics in this summary.

Q. Who is offering to purchase my Shares?

Velcro Industries N.V.

Q. What will be the Purchase Price for the Shares and what will be the form of payment?

The purchase price will be US$21.00 per Share. We will pay this purchase price in cash, without interest, promptly after the Expiration Date, for all the Shares we purchase pursuant to the Offer. Under no circumstances will we pay interest on the purchase price. See Sections 1 and 5.

On September 1, 2008, Cohere Limited, which currently holds approximately 95.8% of our outstanding Shares, initiated a proceeding in the Court of First Instance in Curaçao, the Netherlands Antilles (the "Court") to compel the sale of all Shares held by the Company's minority shareholders to Cohere Limited at a price of US$21.00 per Share or such other price as the Court may determine (the "Curaçao Proceeding"). A shareholder who tenders Shares in the Offer will not receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price. See Section 2.

Q. How many Shares is the Company offering to purchase?

We are offering to purchase all outstanding Shares. See Section 1.

The Offer is not conditioned on any aggregate minimum number of Shares being tendered by shareholders. See Section 1. The Offer is, however, subject to certain other conditions. See Section 6.

Q. If I choose to tender my Shares, do I have to tender all of my Shares?

Yes. The Company will only accept for purchase Shares tendered by a shareholder if such shareholder tenders all of the Shares held by such shareholder. However, we will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. The Company reserves the right to waive this "no partial tender" condition of our acceptance of Shares for purchase. See Sections 1 and 3.

Q. How will the Company pay for the Shares?

The Company anticipates that it will pay for the Shares tendered in the Offer, as well as related fees and expenses, from its cash on hand and cash equivalents, including proceeds from investments in marketable securities. See Section 8.

Q. How long do I have to tender my Shares; can the Offer be extended, amended or terminated and, if so, under what circumstances?

You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m., New York City time, on February 10, 2009, unless we extend it (such date, as it may be extended, the

"Expiration Date"). If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely that they will have an earlier deadline for you to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out its deadline. See Section 1.

We can extend the Offer in our sole discretion at any time, subject to applicable laws. We may decide not to extend the Offer, however, and, even if we were to extend the Offer, we cannot indicate, at this time, the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any Shares that have been previously tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Sections 6 and 13.

Q. How will I be notified if the Offer is extended or amended?

If the Offer is extended, we will issue a press release announcing the extension and the new Expiration Date no later than 9:00 A.M., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by issuing a press release announcing the amendment. See Section 13.

Q. What is the purpose of the Offer?

The purpose of the Offer is to accommodate those shareholders who have expressed an interest, or who may have an interest, in selling their Shares at a price of US$21.00 per Share prior to the conclusion of the Curaçao Proceeding. On September 1, 2008, Cohere Limited, which currently holds approximately 95.8% of our outstanding Shares, initiated a proceeding in the Court of First Instance in Curaçao, the Netherlands Antilles to compel the sale of all Shares held by the Company's minority shareholders to Cohere Limited at a price of US$21.00 per Share or such other price as the Court may determine.

Since the initiation of the Curaçao Proceeding, the Company has received inquiries from shareholders regarding the timing of payment for their Shares by Cohere Limited pursuant to the Curaçao Proceeding. Many of these shareholders indicated a desire to sell their Shares at the present time for US$21.00 per Share. We believe that the Offer provides an opportunity for a shareholder to sell his or her Shares for US$21.00 per Share, without the usual transaction costs associated with market sales, and receive payment in advance of the conclusion of the Curaçao Proceeding. Accordingly, our Board of Directors believes that the Offer is an efficient means to accommodate and provide value to our shareholders. However, a shareholder who tenders Shares in the Offer will not receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price. See Sections 2 and 5.

Q. Following the Offer, will the Shares continue to be traded on the Nasdaq?

The Shares will continue to be traded on the Nasdaq until August 1, 2009, when the temporary relief from registration under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company by the U.S. Securities and Exchange Commission (the "SEC") expires. Currently, the Shares are not listed on the Nasdaq, but are traded on the Nasdaq on a basis analogous to "unlisted trading privileges." The Shares will no longer be eligible for trading on the Nasdaq at the expiration of the temporary relief on August 1, 2009, unless the Shares are approved for listing on the Nasdaq by that time. We do not intend to seek to list the Shares on the Nasdaq.

On and after August 1, 2009, we expect that the Shares may instead trade on the Pink Sheets, an over-the-counter electronic quotation service (the "Pink Sheets"). In order for the Shares to remain eligible for trading on the Pink Sheets on and after October 10, 2011, when a transition period established by the SEC that is applicable to the Company expires, the Company would be required to register the Shares under the Exchange Act by that time. We have previously determined that the estimated costs of such registration and ongoing compliance with the Exchange Act significantly outweigh the perceived benefits of registering the Shares. To the extent legally

permissible, the Company intends not to register the Shares under the Exchange Act. See Sections 2 and 10.

In any event, we expect that upon the conclusion of the Curaçao Proceeding, Cohere Limited will be our sole shareholder and there will not be a trading market for the Shares. Cohere Limited has advised us that it will not tender any Shares pursuant to the Offer. See Sections 1 and 10.

Q. Are there any conditions to the Offer?

Our obligation to accept and purchase Shares tendered in the Offer depends upon a number of conditions, which must be satisfied or waived on or prior to the Expiration Date, including, but not limited to:

- No legal action shall have been threatened, instituted or pending that (i) challenges the Offer or the acquisition by us of Shares or seeks to obtain material damages in respect of the Offer; or (ii) seeks to make the purchase of Shares pursuant to the Offer illegal or to delay our purchase of the Shares;
- No statute, injunction or order shall have been sought or enacted that (i) indicates that any approval of a court or authority may be required in connection with the Offer; or (ii) is reasonably likely to prohibit, restrict or delay consummation of the Offer;
- No general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market shall have occurred;
- No declaration of a banking moratorium or suspension of payments in respect of banks in the United States shall have occurred;
- No limitation by any governmental authority on, or any event that is reasonably likely to affect, the extension of credit by banks in the United States shall have occurred;
- No commencement or escalation of a war, armed hostilities or other international or national calamity, including an act of terrorism, involving the United States or any country in which we have material operations shall have occurred;
- No change in general political, market, economic or financial conditions in the United States or internationally that has or is reasonably likely to have a material adverse effect on the Company and its subsidiaries, taken as a whole, or on the value of or trading in the Shares, shall have occurred;
- No tender or exchange offer for any or all of our outstanding Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made or have been publicly disclosed;
- No entity, group or person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us;
- No approval of any governmental entity or any third party required in connection with the Offer shall not have been obtained; and
- The Curaçao Proceeding shall not have concluded.

The Offer is subject to these conditions, all of which are described in greater detail in Section 6. The foregoing addresses conditions under which we are not obligated to complete the Offer.

Q. How do I tender my Shares?

If you want to tender your Shares, you must do one of the following before the Offer expires:

- if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;
- if you hold certificates for the Shares in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature

guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to Computershare Investor Services Inc., the Depositary for the Offer, at one of the addresses shown on the Letter of Transmittal; or

- if you are an institution participating in The Depository Trust Company or the CDS Clearing and Depository Services Inc., tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase.

If you want to tender your Shares but your certificates for the Shares are not immediately available or cannot be delivered to the Depositary within the required time, or you cannot comply with the procedure for book-entry transfer on a timely basis, or your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you may still tender your Shares if you comply with the guaranteed delivery procedure described in Section 3.

You may contact the Information Agent or your broker for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase. See Section 3 and the instructions to the Letter of Transmittal.

Q. Once I have tendered Shares in the Offer, can I withdraw my tender?

Yes. You may withdraw your tendered Shares at any time before 5:00 p.m., New York City time, on February 10, 2009, or such later time and date to which we may extend the Offer, in which case you can withdraw your Shares until the expiration of the Offer as extended. In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 12:00 midnight, New York City time, on March 6, 2009. See Section 4.

Q. How do I withdraw Shares previously tendered?

To properly withdraw tendered Shares, you must deliver on a timely basis a written notice of your withdrawal to the Depositary, at the address appearing on the back cover page of this Offer to Purchase, while you still have the right to withdraw the Shares. Your notice of withdrawal must specify your name, the Shares to be withdrawn and the name of the registered holder of such Shares. Some additional requirements apply if the certificates for Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. If you have tendered your Shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your Shares. See Section 4.

Q. Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer. However, none of the Company, our Board of Directors, the Information Agent nor the Depositary make any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Q. What will happen if I do not tender my Shares?

Shareholders who do not participate in the Offer will not receive US$21.00 per Share and will remain subject to the Curaçao Proceeding, which we believe will ultimately obligate these shareholders to sell their Shares to Cohere Limited. A shareholder who does not tender Shares in the Offer will, however, be entitled to receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price. Cohere Limited has advised us that it will not tender any Shares pursuant to the Offer.

The Company is not a party to the Curaçao Proceeding. We make no representation or warranty regarding the progress or outcome of the Curaçao Proceeding, including, without limitation,

the per Share purchase price that the Court may determine (if different than the US$21.00 proposed by Cohere Limited), the timing of payment for Shares by Cohere Limited, or when, and if, the Curaçao Proceeding will be concluded. See Sections 2 and 10.

Q. When and how will the Company pay for the Shares I tender in the Offer?

We will pay the purchase price of US$21.00 per Share, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment. We will pay for the Shares accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the expiration of the Offer. The Depositary will act as your agent and will transmit to you the payment for all of your Shares purchased in the Offer. See Section 5.

Q. If I choose to tender my Shares, will I receive the dividend recently declared by the Board of Directors?

On November 20, 2008, our Board of Directors declared a dividend of US$0.20 per Share, payable on February 13, 2009 to shareholders of record as of January 13, 2009. Payment of this dividend is subject to shareholder approval at the Company's 2009 Annual General Meeting on February 11, 2009.

Tendering your Shares in the Offer will not change your status as a shareholder of record as of January 13, 2009, and you will receive the dividend of US$0.20 per Share provided that it is approved at the Company's 2009 Annual General Meeting. See Section 1.

Q. What is the recent market price for the Shares?

On January 7, 2009, the last full trading day before commencement of the Offer, the reported closing price of the Shares on the Nasdaq was US$19.75 per Share. The purchase price of US$21.00 per Share is equal to the purchase price proposed by Cohere Limited in the Curaçao Proceeding. You are urged to obtain current market quotations for the Shares. See Section 7.

Q. Will I have to pay brokerage fees and commissions if I tender my Shares?

If you are a holder of record of your Shares and you tender your Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Shares through a bank, broker, dealer, trust company or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. We urge you to consult your bank, broker, dealer, trust company or other nominee to determine whether any such charges will apply. See Section 3.

Q. What are the United States federal income tax consequences if I tender my Shares?

Generally, if you are a U.S. Holder (as defined in Section 12), the receipt of cash from us in exchange for the Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. The receipt of cash for your tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) the proceeds of a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. If you are a U.S. Holder, you should complete the Substitute Form W-9 included as part of the Letter of Transmittal. Any tendering shareholder or other payee that fails to complete, sign and return to the Depositary the Substitute Form W-9 included in the Letter of Transmittal (or such other U.S. Internal Revenue Service form as may be applicable) may be subject to United States backup withholding. Such withholding would be equal to 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Sections 3 and 12.

All shareholders should review the discussion in Sections 3 and 12 regarding certain tax considerations and consult their tax advisor regarding the tax effects of the Offer.

Q. Will I have to pay a stock transfer tax if I tender my Shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the tendered Shares to the registered holder, you will not incur any domestic stock transfer tax. See Section 5.

Q. Who do I contact if I have questions about the Offer?

For additional information or assistance, or to request additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents, you may contact MacKenzie Partners, Inc., our Information Agent, at the address and telephone numbers set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the Reports to Shareholders referred to in Section 9 of this Offer to Purchase may contain "forward-looking" statements and information, which involve risks and uncertainties. Actual future results may differ materially. Statements indicating that we "expect," "intend," "estimate," "believe," "are planning" or "plan to" are forward-looking, as are other statements concerning future financial results or other events that have not yet occurred. There are several important factors that could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors include those described in our 2008 Annual Report to Shareholders dated November 20, 2008, under the heading "Outlook." Although we have sought to identify the most significant challenges to our business, we cannot predict whether, or to what extent, any of such challenges may be realized. We also cannot assure you that we have identified all possible challenges which we might face. We undertake no obligation to update any forward-looking statements that we make, except as required by applicable law. Factors that could cause or contribute to actual results or events differing materially from those anticipated by the forward-looking statements include, but are not limited to, the following:

- Completion of the Offer and the aggregate number of Shares tendered in the Offer;
- Conclusion of the Curaçao Proceeding and Cohere Limited becoming our sole shareholder;
- Fluctuations in our revenue and quarterly results, which could adversely affect the market value of the Shares;
- Changes in global economic and political conditions, which could adversely affect our international operations, revenue and net income;
- Fluctuations in foreign currency exchange rates, which could have an adverse impact on our financial condition and results of operations;
- Our ability to continue to maintain demand for our core products and develop new and innovative applications for our products;
- The competitive nature of the industry in which we participate;
- Our ability to attract and retain qualified technical, marketing and managerial personnel;
- Our ability to protect our intellectual property and proprietary technology, including patents and trade secrets, and the costs of doing so; and
- Continued volatility of the market price of the Shares.

INTRODUCTION

To the Holders of our Common Stock:

We invite our shareholders to tender shares of our common stock, nominal value one Canadian dollar per share (the "Shares"), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"), we are offering to purchase all outstanding Shares at a purchase price of US$21.00 per Share, net to the seller in cash, without interest. All dollar amounts referred to herein are expressed in United States dollars, except the per share nominal value of the Shares, which is expressed in Canadian dollars.

The Offer will expire on February 10, 2009, at 5:00 p.m., New York City time, unless we extend it (such date, as it may be extended, the "Expiration Date").

We will only accept for purchase Shares tendered by a shareholder if such shareholder tenders all of the Shares held by such shareholder. However, we will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. See Sections 1 and 3.

Shareholders must complete the Letter of Transmittal in order to properly tender Shares. See Section 3.

Tendering shareholders whose Shares are registered in their own names and who tender directly to Computershare Investor Services Inc., the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Section 5 hereof, stock transfer taxes on the purchase of Shares by us in the Offer. If you own your Shares through a bank, broker, dealer, trust company or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

THE OFFER IS NOT CONDITIONED ON ANY AGGREGATE MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, OUR BOARD OF DIRECTORS, THE INFORMATION AGENT NOR THE DEPOSITARY ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR ANY CANADIAN PROVINCIAL AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE OFFER IS NOT SUBJECT TO THE PROVISIONS OF RULE 13E-4 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

The purchase price will be paid to the tendering shareholders in cash, without interest, for all Shares purchased. Tendering shareholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, except as set forth in Section 5 hereof, stock transfer taxes on the purchase of Shares by us in the Offer. Shareholders holding Shares in a brokerage account or otherwise through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult their brokers or such other nominees to determine whether any charges may apply if shareholders tender Shares through such nominees and not directly to the Depositary.

Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other U.S. Internal Revenue Service form as may be applicable) may be subject to United States federal income tax backup withholding of 28% of the gross proceeds paid to the U.S. Holder (as defined in Section 12) or other payee pursuant to the Offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding. See Section 3. Also, see Section 12 regarding U.S. federal income tax considerations relating to the Offer.

We will pay all reasonable fees and expenses incurred in connection with the Offer by Computershare Investor Services Inc., the Depositary for the Offer, and MacKenzie Partners, Inc., the Information Agent for the Offer. See Section 14.

As of January 7, 2009, we had 27,446,115 issued and outstanding Shares. The number of Shares outstanding following completion of the Offer will depend on the number of Shares tendered and purchased in the Offer. See Section 2.

The Shares are traded on the Nasdaq under the symbol "VELC". On January 7, 2009, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the Nasdaq was US$19.75 per Share. **Shareholders are urged to obtain current market quotations for the Shares.** See Section 7.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will purchase all Shares that are properly tendered and not properly withdrawn in accordance with Section 4, before the Expiration Date, at a price of US$21.00 per Share, net to the seller in cash, without interest. We will only accept for purchase Shares tendered by a shareholder if such shareholder tenders all of the Shares held by such shareholder. However, we will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. We reserve the right to waive this "no partial tender" condition of our acceptance of Shares for purchase.

The term "Expiration Date" means 5:00 p.m., New York City time, on February 10, 2009. The Company may, in its sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term "Expiration Date" will refer to the latest time and date at which the Offer, as extended by the Company, will expire. See Section 13 for a description of the Company's right to extend, delay, terminate or amend the Offer.

If we (i) increase or decrease the price to be paid for Shares or (ii) decrease the number of Shares being sought in the Offer, then the Offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 13. Accordingly, if the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day from the date that notice of any such increase or decrease is first so published or sent or given to the shareholders, then we shall extend the Offer until a date that is later than the expiration of such ten business day period. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

The Offer is not conditioned on any aggregate minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

Cohere Limited, the holder of approximately 95.8% of our outstanding Shares, has advised us that it will not tender any Shares pursuant to the Offer.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

On November 20, 2008, our Board of Directors declared a dividend of US$0.20 per Share, payable on February 13, 2009 to shareholders of record as of January 13, 2009. Payment of this dividend is subject to shareholder approval at the Company's 2009 Annual General Meeting, which is scheduled to be held at the Company, Castorweg 22-24, Willemstad, Curaçao, the Netherlands Antilles on February 11, 2009 at 9:00 a.m., Curaçao time. Tendering your Shares in the Offer will not change your status as a shareholder of record as of January 13, 2009, and you will receive the dividend of US$0.20 per Share provided that it is approved at the Company's 2009 Annual General Meeting.

2. Purpose of the Offer; Certain Effects of the Offer

Purpose of the Offer. The purpose of the Offer is to accommodate those shareholders who have expressed an interest, or who may have an interest, in selling their Shares at a price of US$21.00 per Share prior to the conclusion of the Curaçao Proceeding. On September 1, 2008, Cohere Limited initiated a proceeding in the Court of First Instance in Curaçao, the Netherlands Antilles (the "Court"), to compel the sale of all Shares held by the Company's minority shareholders to Cohere Limited at a price of US$21.00 per Share or such other price as the Court may determine (the "Curaçao Proceeding"). Cohere Limited currently holds 26,283,133 Shares, representing

approximately 95.8% of our 27,446,115 total outstanding Shares. Under the laws of the Netherlands Antilles, holding more than 95% of our total outstanding Shares allows Cohere Limited to institute a claim against our other shareholders to obligate them to sell their Shares to Cohere Limited, upon a determination of the value of the Shares by the Netherlands Antilles courts.

Since the initiation of the Curaçao Proceeding, the Company has received inquiries from shareholders regarding the timing of payment for their Shares by Cohere Limited pursuant to the Curaçao Proceeding. Many of these shareholders indicated a desire to sell their Shares at the present time for US$21.00 per Share. The Offer provides these shareholders the opportunity to sell and receive prompt payment for their Shares at this price, as the Company expects that the Offer will be completed in advance of the payment for Shares by Cohere Limited pursuant to the Curaçao Proceeding. We will pay the purchase price of US$21.00 per Share, without interest, for the Shares we purchase in the Offer promptly after the expiration of the Offer and the acceptance of the Shares for payment.

We believe that the Offer provides an opportunity for a shareholder to sell his or her Shares for US$21.00 per Share, without the usual transaction costs associated with market sales, and receive payment in advance of the conclusion of the Curaçao Proceeding. Accordingly, our Board of Directors believes that the Offer is an efficient means to accommodate and provide value to our shareholders. However, a shareholder who tenders Shares in the Offer will not receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price.

Where Shares are tendered by the registered owner of those Shares directly to the Depositary, the sale of those Shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market sales. Furthermore, holders of "odd lots" of less than 100 Shares who hold such Shares registered in their names and tender such Shares directly to the Depositary will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if you own your Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders your Shares on your behalf, the nominee may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, OUR BOARD OF DIRECTORS, THE INFORMATION AGENT NOR THE DEPOSITARY ARE MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. YOU SHOULD ALSO DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.

In determining the purchase price and the number of Shares to purchase in the Offer, we, with the assistance of outside advisors, considered a broad range of factors, including the Curaçao Proceeding, our financial condition, operations, resources and business prospects, the current market price of our Shares and our desire for future financial flexibility. We also considered risks and uncertainties, including the potential for favorable and unfavorable developments relating to our business.

We anticipate that we will pay for the Shares purchased in the Offer, as well as related fees and expenses, from our cash on hand and cash equivalents, including proceeds from investments in marketable securities. See Section 8.

Certain Effects of the Offer. The Shares will continue to be traded on the Nasdaq until August 1, 2009, when the temporary relief from registration under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company by the U.S. Securities and Exchange Commission (the "SEC") expires. Currently, the Shares are not listed on the Nasdaq, but are traded

on the Nasdaq on a basis analogous to "unlisted trading privileges." The Shares will no longer be eligible for trading on the Nasdaq at the expiration of the temporary relief on August 1, 2009, unless the Shares are approved for listing on the Nasdaq by that time. We do not intend to seek to list the Shares on the Nasdaq.

On and after August 1, 2009, we expect that the Shares may instead trade on the Pink Sheets, an over-the-counter electronic quotation service (the "Pink Sheets"). In order for the Shares to remain eligible for trading on the Pink Sheets on and after October 10, 2011, when a transition period established by the SEC that is applicable to the Company expires, the Company would be required to register the Shares under the Exchange Act by that time. We have previously considered, from a legal, financial and administrative perspective, the anticipated effects of the loss of our registration exemption. We have previously determined that the estimated costs of registering the Shares under, and complying with the reporting requirements of, the Exchange Act significantly outweigh the perceived benefits of registering the Shares. To the extent legally permissible, the Company intends not to register the Shares under the Exchange Act.

In any event, we expect that upon the conclusion of the Curaçao Proceeding, Cohere Limited will be our sole shareholder and there will not be a trading market for the Shares.

Shareholders who do not tender their Shares pursuant to the Offer will not receive US$21.00 per Share and will continue to be owners of the Company. As a result, those shareholders will continue to bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of Shares. In addition, there may be a limited trading market for the Shares after the Offer.

Shareholders who do not participate in the Offer will remain subject to the Curaçao Proceeding, which we believe will ultimately obligate these shareholders to sell their Shares to Cohere Limited at a price of US$21.00 per Share or such other price as the Court may determine. A shareholder who does not tender Shares in the Offer will be entitled to receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price. Cohere Limited has advised us that it will not tender any Shares pursuant to the Offer.

Cohere Limited initiated the Curaçao Proceeding. The Company, however, is not a party to the Curaçao Proceeding. We make no representation or warranty regarding the progress or outcome of the Curaçao Proceeding, including, without limitation, the per Share purchase price that the Court may determine (if different than the US$21.00 proposed by Cohere Limited), the timing of payment for Shares by Cohere Limited, or when, and if, the Curaçao Proceeding will be concluded.

We expect to cancel all Shares we acquire pursuant to the Offer promptly following the Offer. Such Shares will not be available for future issuance by the Company.

Except as described above in this Section 2 and as otherwise disclosed or incorporated by reference in this Offer to Purchase, the Company currently has no plans, proposals or negotiations underway that relate to or would result in:

- any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
- any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
- any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;
- any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;
- any other material change in the Company's corporate structure or business;
- the acquisition by any person of additional securities of the Company, or the disposition by any person of securities of the Company; or

- any changes in our articles of incorporation or other governing instruments or other actions that could impede the acquisition of control of the Company.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time as we deem appropriate.

3. Procedures for Tendering Shares

Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer:

(1) the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository Services Inc.), including any required signature guarantees, or an Agent's Message (as defined below) in the case of a book-entry transfer through The Depository Trust Company, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

(2) the tendering shareholder must, before the Expiration Date, comply with the guaranteed delivery procedure set forth below.

Shareholders holding Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their brokers or such other nominee in order to tender their Shares. It is likely that such nominees have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. Shareholders who hold Shares through nominee shareholders are urged to consult their nominees to determine their applicable deadline and whether any charges may apply if shareholders tender Shares through such nominees and not directly to the Depositary.

A shareholder who chooses to tender Shares in the Offer must tender all of the Shares he or she holds, as the Company will not accept for purchase any partial tenders by a shareholder. However, we will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. We reserve the right to waive this "no partial tender" condition of our acceptance of Shares for purchase.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(1) the Letter of Transmittal is signed by the registered holder of the Shares tendered and the holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" in the Letter of Transmittal; or

(2) Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an "Eligible Institution"). See Instruction 1 to the Letter of Transmittal.

If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder of the certificate surrendered, then the tendered certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary's account at the applicable book-entry transfer facility, as described below), a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository

Services Inc.), including any required signature guarantees, or an Agent's Message (as defined below) in the case of a book-entry transfer through The Depository Trust Company, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, including delivery through the applicable book-entry transfer facility, is at the sole election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares for purposes of the Offer at The Depository Trust Company and the CDS Clearing and Depository Services Inc. (each a "book-entry transfer facility") within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in a book-entry transfer facility's system may make book-entry delivery of the Shares by causing the applicable book-entry transfer facility to transfer those Shares into the Depositary's account in accordance with the book-entry transfer facility's procedures for that transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the applicable book-entry transfer facility, either (i) a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository Services Inc.), with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer through The Depository Trust Company, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

The confirmation of a book-entry transfer of Shares into the Depositary's account at the applicable book-entry transfer facility we describe above is referred to herein as a "book-entry confirmation." **Delivery of documents to the applicable book-entry transfer facility in accordance with the book-entry transfer facility's procedures will not constitute delivery to the Depositary.**

The term "Agent's Message" means a message transmitted by The Depository Trust Company to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgement from the participant tendering Shares through The Depository Trust Company that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, including without limitation the requirement that all Shares held by a shareholder be tendered, and that the Company may enforce such agreement against that participant.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the shareholder's Share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the Shares still may be tendered if all of the following conditions are satisfied:

(1) the tender is made by or through an Eligible Institution;

(2) the Depositary receives by hand, mail or overnight courier, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

(3) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of the Shares into the Depositary's account at the applicable book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository

Services Inc.), or an Agent's Message in the case of a book-entry transfer through The Depository Trust Company, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Shareholders may contact the Information Agent or their broker for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase.

Return of Unpurchased Shares. If Shares are tendered but not accepted for payment for any reason, the certificates evidencing such Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at the applicable book-entry transfer facility, the Shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder. The Company reserves the right to waive this "no partial tender" condition of our acceptance of Shares for purchase.

U.S. Federal Income Tax Withholding. Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the U.S. Internal Revenue Service (the "IRS") unless the shareholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct or otherwise establishes an exemption. Therefore, each tendering shareholder that is a U.S. Holder (as defined in Section 12) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. If a U.S. Holder does not provide the Depositary with the correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain "exempt recipients" (including, among others, all corporations and certain non-U.S. Holders), are not subject to backup withholding. A tendering non-U.S. Holder need not submit any documentation to establish "exempt recipient" status so long as the non-U.S. Holder (i) submits the Letter of Transmittal from outside the United States, (ii) sends the Letter of Transmittal directly to the Depositary's address in Canada and (iii) indicates in the Letter of Transmittal that payment for the Shares be paid into a non-U.S. account or mailed to a non-U.S. address. In order for a tendering non-U.S. Holder who does not meet these requirements to qualify as an exempt recipient, that shareholder must submit the appropriate IRS Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. This statement can be obtained from the Depositary. See Instruction 8 to the Letter of Transmittal.

Information reporting to the IRS may also apply to proceeds from the Offer.

Shareholders are urged to consult with their tax advisors regarding information reporting and possible qualifications for exemption from backup withholding tax and the procedure for obtaining any applicable exemption.

For a more complete discussion of U.S. federal income tax considerations relating to the Offer, see Section 12.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer prior to the Expiration Date with respect to all tendered Shares. The Company also reserves the absolute

right to waive any defect or irregularity in any tender with respect to any particular Shares. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. None of the Company, the Depositary, the Information Agent nor any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. The Company's interpretation of the terms and conditions of the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering Shares to the Company, you agree to accept all decisions the Company makes concerning these matters and waive any right you might otherwise have to challenge those decisions.

Shareholder's Tender of Shares; Our Acceptance Constitutes an Agreement. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Lost or Destroyed Certificates. If any certificate representing Shares has been lost, stolen, destroyed or mutilated, the shareholder should promptly notify the Depositary, who is also the transfer agent for the Shares, at (800) 564-6253. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company or the Information Agent. Any certificates delivered to the Company or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4. Withdrawal Rights

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless the Company has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 12:00 midnight, New York City time, on March 6, 2009. Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.

For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility's procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Depositary, the Information Agent nor any other person will be obligated to give notice of any

defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

If the Company extends the Offer, is delayed in its purchase of Shares, or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn, except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will accept for payment and pay for (and thereby purchase) Shares properly tendered and not properly withdrawn before the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), Shares that are properly tendered and not properly withdrawn, only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for payment and pay US$21.00 per Share for all of the Shares properly tendered and not properly withdrawn. A shareholder who tenders Shares in the Offer will not receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, but only after timely receipt by the Depositary of (i) certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary's account at the applicable book-entry transfer facility, (ii) a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository Services Inc.), including any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an Agent's Message, and (iii) any other required documents.

We will pay for Shares purchased pursuant to the Offer by depositing the aggregate purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders. Under no circumstances will we pay interest on the purchase price, even if there is any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or the appropriate IRS Form W-8, if the tendering shareholder or other payee is a non-U.S. Holder required to furnish a Form W-8) may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3.

6. Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the applicable rules under the Exchange Act, if at any time prior to the Expiration Date (whether or not any Shares have heretofore been accepted for payment), any of the following events have occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by us), makes it inadvisable to proceed with the Offer or with acceptance of the Shares for payment:

- there has been threatened, instituted or is pending any action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:
  - challenges or seeks to challenge, restrain, prohibit, delay or otherwise affect the making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer or seeks to obtain material damages in respect of the Offer; or
  - seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Shares;
- any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us and any of our subsidiaries by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which:
  - indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder; or
  - is reasonably likely to prohibit, restrict or delay consummation of the Offer;
- there has occurred any of the following:
  - any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;
  - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
  - any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that is reasonably likely to materially affect, the extension of credit by banks or other lending institutions in the United States;
  - the commencement or escalation of a war, armed hostilities or other international or national calamity including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we have material operations;
  - any change in general political, market, economic or financial conditions in the United States or internationally that has or is reasonably likely to have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders equity, financial condition, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the value of or trading in the Shares; or
  - in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;
- a tender or exchange offer for any or all of our outstanding Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us

or any of our subsidiaries, has been proposed, announced or made by any person or entity or has been publicly disclosed;

- any entity, group or person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us;
- any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third party consent, required to be obtained in connection with the Offer has not been obtained; or
- the Curaçao Proceeding has concluded.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date. Any determination by us concerning the fulfillment or non-fulfillment of the conditions described above will be final and binding on all parties.

7. Price Range of Shares

Our Shares trade on the NASDAQ Capital Market under the symbol "VELC". The following table sets forth, for each of the fiscal quarters indicated, the high and low sales prices per Share and the daily high and low trading volume of the Shares, in each case as reported on the Nasdaq. We have, in the past, declared and paid cash dividends on the Shares, and we continue our policy to review dividend distribution to our shareholders at the close of each fiscal year based on the performance of the Company and the internal need for funds for the development of our business.

	Sales Prices (U.S. dollars)		Daily Trading Volume (shares)	
	High	Low	High	Low
Fiscal Year Ending September 30, 2009				
Second Quarter (through January 7, 2009)	$20.50	$18.51	1,500	0
First Quarter	$21.00	$17.07	10,747	0
Fiscal Year Ended September 30, 2008				
Fourth Quarter	$20.50	$16.95	12,102	0
Third Quarter	$20.96	$18.37	6,451	0
Second Quarter	$20.50	$17.01	8,208	0
First Quarter	$21.09	$17.86	119,036	0
Fiscal Year Ended September 30, 2007				
Fourth Quarter	$19.40	$16.36	22,313	0
Third Quarter	$19.64	$17.20	98,657	100
Second Quarter	$19.50	$13.75	93,902	0
First Quarter	$14.40	$13.11	20,730	0
Fiscal Year Ended September 30, 2006				
Fourth Quarter	$14.37	$12.51	35,542	0
Third Quarter	$18.14	$13.15	37,279	0
Second Quarter	$14.75	$13.00	23,434	0
First Quarter	$14.25	$11.01	13,744	0

On January 7, 2009, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on the Nasdaq was US$19.75 per Share. Shareholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares pursuant to the Offer.

8. Source and Amount of Funds

We anticipate that we will pay for the Shares purchased in the Offer, as well as related fees and expenses, from our cash on hand and cash equivalents, including proceeds from investments in marketable securities. The Offer is not conditioned upon the Company's ability to finance the purchase of Shares pursuant to the Offer. We believe that the cash and cash equivalents, including proceeds from investments in marketable securities, of the Company and its subsidiaries will be adequate to fund the payment of the aggregate purchase price of the Shares, as well as related fees and expenses, without the need for borrowing from any third party.

9. Certain Information Concerning the Company

The Company. VINV is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (public limited liability company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world. The Shares are traded on the Nasdaq under the symbol "VELC".

Selected Financial Data. The following table provides selected financial data (expressed in United States dollars) for the five fiscal years ended September 30, 2008. The selected financial data as at and for the years ended September 30, 2008, 2007, 2006, 2005 and 2004 are derived from our consolidated financial statements and the notes thereto, which financial statements have been audited by our independent auditors. The selected financial data should be read together with our consolidated financial statements, including the notes thereto, as included in our 2008 Annual Report to Shareholders dated November 20, 2008.

	Fiscal Year Ended September 30				
	2008	2007	2006	2005	2004
	(in U.S. dollars, thousands)				
Revenue from Sales	$ 298,263	$ 305,364	$ 285,189	$ 281,355	$ 278,174
Operating Profit	$ 18,916	$ 28,631	$ 31,554	$ 27,677	$ 29,875
Royalties	—	—	$ 3,845	$ 273	$ 325
Interest Income	$ 601	$ 742	$ 582	$ 213	$ 153
Interest Expense	$ (952)	$ (458)	$ (3,207)	$ (386)	$ (755)
Results from Investment Activities	$ 3,370	$ 20,920	$ 23,791	$ 9,940	$ 9,930
Profit before Income Taxes	$ 21,935	$ 49,835	$ 56,565	$ 37,717	$ 39,528
Income Tax Expense	$ 14,382	$ 16,440	$ 19,633	$ 10,463	$ 11,984
Losses Applicable to Minority Shareholders	—	—	—	—	$ (8)
Profit for the Year Attributable to the Equity Holders of the Company	$ 7,553	$ 33,395	$ 36,932	$ 27,254	$ 27,552
Average Number of Shares Outstanding	27,703,003	30,040,490	30,040,490	30,040,490	30,040,490
Earnings per Share	$ 0.27	$ 1.11	$ 1.23	$ 0.91	$ 0.92
Annual Dividend per Share (in US $1)	$ 0.32	$ 0.32	$ 0.30	$ 0.30	$ 0.30

The following documents have been previously furnished to the SEC and contain important information about us:

- 2008 Annual Report to Shareholders dated November 20, 2008, as submitted to the SEC on December 22, 2008;
- 2008 Third Quarter Interim Report to Shareholders dated August 8, 2008, as submitted to the SEC on August 20, 2008;
- 2008 Second Quarter Interim Report to Shareholders dated May 15, 2008, as submitted to the SEC on May 30, 2008;

- 2008 First Quarter Interim Report to Shareholders dated February 14, 2008, as submitted to the SEC on March 4, 2008; and
- 2007 Annual Report to Shareholders dated November 15, 2007, as submitted to the SEC on December 20, 2007.

Any of the above documents can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC's customary charges, from the SEC's Office of Investor Education and Advocacy at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. You may also request a copy of these documents, at no cost, by writing or telephoning the Information Agent at its address and telephone numbers set forth below:

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

10. Effects of the Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of Shares in the Offer will reduce the number of Shares that might otherwise be traded publicly and will reduce the number of shareholders of the Company. As a result, trading of a relatively small volume of the Shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

As described in Section 2 above, the Shares will continue to be traded on the Nasdaq until August 1, 2009. At that time, the Shares will no longer be eligible for trading on the Nasdaq unless the Shares have been approved for listing on the Nasdaq. We do not intend to seek to list the Shares on the Nasdaq. On and after August 1, 2009, we expect that the Shares may instead trade on the Pink Sheets. In order for the Shares to remain eligible for trading on the Pink Sheets on and after October 10, 2011, when the transition period established by the SEC expires, the Company would be required to register the Shares under the Exchange Act by that time.

We have previously considered, from a legal, financial and administrative perspective, the anticipated effects of the loss of our registration exemption. We have previously determined that the estimated costs of registering the Shares under, and complying with the reporting requirements of, the Exchange Act significantly outweigh the perceived benefits of registering the Shares. To the extent legally permissible, the Company intends not to register the Shares under the Exchange Act.

In any event, we expect that upon the conclusion of the Curaçao Proceeding, Cohere Limited will be our sole shareholder and there will not be a trading market for the Shares. Shareholders who do not participate in the Offer will remain subject to the Curaçao Proceeding, which we believe will ultimately obligate these shareholders to sell their Shares to Cohere Limited at a price of US$21.00 per Share or such other price as the Court may determine. A shareholder who does not tender Shares in the Offer will be entitled to receive payment in respect of such Shares pursuant to the Curaçao Proceeding, including any amount in excess of US$21.00 per Share if the Court were to make such a determination of Share price. Cohere Limited has advised us that it will not tender any Shares pursuant to the Offer.

Cohere Limited initiated the Curaçao Proceeding. The Company, however, is not a party to the Curaçao Proceeding. We make no representation or warranty regarding the progress or outcome of the Curaçao Proceeding, including, without limitation, the per Share purchase price that the Court may determine (if different than the US$21.00 proposed by Cohere Limited), the timing of payment for Shares by Cohere Limited, or when, and if, the Curaçao Proceeding will be concluded.

11. Certain Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See Section 6.

12. United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences generally applicable to a sale of Shares pursuant to the Offer by a shareholder who, for purposes of the United States federal income tax, is a "United States person" and who holds such Shares as capital assets (a "U.S. Holder"). A "United States person" is (i) a citizen of the United States; (ii) a resident of the United States for United States federal income tax purposes; (iii) a corporation or other entity (other than a partnership, estate or trust) created or organized in the United States or under the laws of the United States or of any state thereof; (iv) an estate subject to United States federal income taxation on its income regardless of source; and (v) a trust over the administration of which a court within the United States can exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions.

This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury Regulations, administrative pronouncements, and judicial decisions, changes to any of which subsequent to the date hereof could materially affect the tax consequences described herein and could be made on a retroactive basis. This summary does not address any state or local tax consequences to a U.S. Holder, nor does it address all of the United States federal income tax consequences that may be relevant to a particular U.S. Holder in light of such holder's particular circumstances, or to holders subject to special rules, such as a U.S. Holder that has owned, or is treated as having owned, at least a ten percent (10%) voting interest in the Company at any time during the five-year period that ends on the date the Company acquires Shares pursuant to the Offer; certain financial institutions; a U.S. Holder that acquired its Shares upon the exercise of an employee stock option or otherwise in a compensatory transaction; insurance companies; dealers in securities; tax-exempt organizations; persons that have a functional currency other than the U.S. dollar; and persons who hold Shares as a position in a hedging transaction, "straddle" or "conversion transaction" for United States federal income tax purposes.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder to whom the Offer is made, and no representation is made with respect to the income or other tax consequences to any particular shareholder. Accordingly, U.S. Holders must consult and rely on their own tax advisors with respect to the United States federal income tax consequences of a sale of Shares pursuant to the Offer.

Receipt of Cash Purchase Price Pursuant to the Offer. In general, a U.S. Holder's receipt of the cash purchase price upon a tender of Shares will, depending on a U.S. Holder's particular circumstances, be treated as either (i) the proceeds of a sale or exchange or (ii) a distribution in respect of stock. Under section 302 of the Code, a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale or exchange (1) is "substantially disproportionate" with respect to the U.S. Holder; (2) results in a "complete redemption" of the U.S. Holder's interest in the Company; or (3) is "not essentially equivalent to a

dividend" with respect to the U.S. Holder. In determining whether any of these three tests is satisfied, a U.S. Holder must take into account not only the Shares that such holder actually owns, but also Shares that the holder is deemed to own pursuant to certain constructive ownership rules.

If any of these three tests is satisfied, a U.S. Holder that sells Shares pursuant to the Offer will recognize gain or loss equal to the difference between (i) the amount of cash that such U.S. Holder receives and (ii) the U.S. Holder's tax basis in the Shares sold. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares have been held for more than one year.

If none of these three tests is satisfied, a U.S. Holder that sells Shares pursuant to the Offer will generally be treated as having received a distribution in respect of VINV stock. This distribution will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits. The amount treated as a dividend will be includible in gross income as ordinary income, without regard to gain or loss, if any. The U.S. Holder's adjusted tax basis in the tendered Shares will be transferred to any of the U.S. Holder's remaining stockholdings in the Company. To the extent, if any, that the cash received by a U.S. Holder is not treated as a dividend because the Company does not have sufficient current and accumulated earnings and profits, it will be treated first as a tax-free return of basis and thereafter as capital gain.

"Substantially Disproportionate." The receipt of cash will be "substantially disproportionate" with respect to a U.S. Holder if the percentage of voting stock of the Company actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than eighty percent (80%) of the percentage of the outstanding voting stock of the Company actually and constructively owned by such U.S. Holder immediately before such sale (treating as outstanding all Shares purchased pursuant to the Offer).

"Complete Redemption." The receipt of cash by a U.S. Holder will be deemed to result in a "complete redemption" of such holder's interest in the Company if either (i) all of the shares of any class of stock of the Company actually or constructively owned by the U.S. Holder are sold pursuant to the Offer or (ii) all of the shares of any class of stock of the Company actually owned by the U.S. Holder are sold pursuant to the Offer, the holder is attributed no stock ownership other than from family members, and the holder is eligible to, and does effectively waive such attribution.

"Not Essentially Equivalent to a Dividend." A U.S. Holder's sale of Shares pursuant to the Offer will meet the "not essentially equivalent to a dividend" test if the sale results in a "meaningful reduction" in the holder's proportionate interest in the Company. In certain circumstances, even a small reduction in a holder's proportionate interest may satisfy this test. For example, the IRS has indicated in a published ruling that a 3.3 percent (3.3%) reduction in the proportionate interest of a small minority (substantially less than one percent (1%)) stockholder of a publicly-held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." U.S. Holders should consult their own tax advisors as to the application of this test in their particular circumstances.

It may otherwise be possible for a tendering U.S. Holder to satisfy one of the above three tests by contemporaneously selling or otherwise disposing of all or some of the Shares actually or constructively owned by such holder that are not purchased pursuant to the Offer. Corresponding, a tendering U.S. Holder may be prevented from satisfying these tests by contemporaneous acquisitions of Shares by such holder or a related party whose ownership of Shares would be attributed to such holder. U.S. Holders should consult their own tax advisors regarding the tax consequences of such contemporaneous sales or acquisitions in their particular circumstances.

Passive Foreign Investment Company and Controlled Foreign Corporation Status. Unfavorable U.S. tax rules apply to U.S. shareholders of a "passive foreign investment company" or a "controlled foreign corporation." We do not believe that we have been, or presently are, either a passive foreign investment company or a controlled foreign corporation.

"Passive Foreign Investment Company." A non-U.S. corporation, such as the Company, generally is treated as a passive foreign investment company ("PFIC") if, after applying certain look-

through rules, either (i) seventy-five percent (75%) or more of its gross income is passive income or (ii) fifty percent (50%) or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. Royalties derived in the active conduct of a trade or business ("active business royalties") and received from an unrelated person are not considered to be passive income for this purpose. In addition, royalties received from related persons are not treated as passive income to the extent such royalties are allocable to income of the related person that is not passive income (including active business royalties). For every subsidiary corporation of which the Company owns at least twenty-five percent (25%), by value, of the shares, the Company must treat a proportionate amount of assets and income of the subsidiary as held or received directly by the Company.

We do not believe that we have been, or presently are, a PFIC. If we were to be treated as a PFIC, however, a U.S. Holder who held Shares during any period for which we were a PFIC would be subject to a penalty-tax regime upon a sale of Shares pursuant to the Offer. In general, the U.S. Holder's taxable gain would be allocated ratably to each day in the holder's holding period. Gain allocated to each year would be taxed at the highest ordinary income rate in effect for that year. In addition, an interest charge would be applied as if the U.S. Holder had owed taxes on such gain currently for each such year. U.S. Holders should consult their own tax advisors concerning our status as a PFIC.

"Controlled Foreign Corporation." If more than fifty percent (50%) of the Shares (measured by vote or value) is owned, directly or indirectly, by U.S. shareholders each of whom owns or is deemed to own under certain attribution rules at least ten percent (10%) of the total combined voting power of all classes of our stock ("10 Percent U.S. Shareholders"), we would be treated as a CFC under Subpart F of the Code.

We do not believe that we have been or currently are a CFC. If we were to be treated as a CFC, however, each 10 Percent U.S. Shareholder would be required to treat all or a portion of the gain from the sale of Shares pursuant to the Offer as dividend income. Such dividend income would not qualify for the low rate of tax currently in effect for "qualified dividends." U.S. Holders should consult their own tax advisors concerning our status as a CFC.

13. Extension of the Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares which we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the notice of the amendment must be issued no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in

which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer in the manner contemplated by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If:

(1) we increase or decrease the price that may be paid for Shares or decrease the number of Shares being sought in the Offer, and

(2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to shareholders in the manner specified in this Section 13,

then, in each case, the Offer will be extended until the expiration of such period of ten business days.

14. Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. MacKenzie Partners, Inc. will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse MacKenzie Partners, Inc. for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify them against certain liabilities in connection with the Offer.

We have also retained Computershare Investor Services Inc., our transfer agent and registrar, to act as Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. Shareholders holding Shares through brokers, dealers or other nominee shareholders are urged to consult the brokers, dealers or other nominee shareholders to determine whether transaction costs may apply if shareholders tender Shares through the brokers, dealers or other nominee shareholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of Shares, except as otherwise provided in Section 5 hereof.

15. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If we become aware of any such jurisdiction where the

making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Velcro Industries N.V. by one or more registered brokers or dealers registered under that jurisdiction's laws.

You should rely only on the information contained in this document or to which we have referred you. The Company has not authorized any person to make any recommendation on behalf of it as to whether you should tender or refrain from tendering your Shares in the Offer or regarding the price or prices at which you may tender Shares. The Company has not authorized any person to provide you with any information or to make any representation on behalf of the Company in connection with the Offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, you should not rely on any such recommendation, information or representation as having been authorized by the Company, the Information Agent or the Depositary.

VELCRO INDUSTRIES N.V.

January 8, 2009

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each holder of Shares who wishes to tender his Shares in the Offer or by his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, as follows:

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail or Courier in the United States:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
United States
Attention: Corporate Actions–Velcro

By Mail in Canada:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Canada
Attention: Corporate Actions

By Registered Mail, Hand or Courier in Canada:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Canada
Attention: Corporate Actions

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, NY 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

LETTER OF TRANSMITTAL
To Tender Shares of Common Stock
of

Velcro Industries N.V.

At a Purchase Price of US$21.00 Per Share
Pursuant to the Offer to Purchase dated January 8, 2009

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS VELCRO INDUSTRIES N.V. EXTENDS OR EARLIER TERMINATES THE OFFER (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE")

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail or Courier in the United States:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
United States
Attention: Corporate Actions—Velcro

By Mail in Canada:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Canada
Attention: Corporate Actions

By Registered Mail, Hand or Courier in Canada:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Canada
Attention: Corporate Actions

YOU SHOULD READ THE INSTRUCTIONS TO THIS LETTER OF TRANSMITTAL CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

Delivery of this Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery.

You must deliver this Letter of Transmittal to Computershare Investor Services Inc., the Depositary for the Offer. Deliveries to Velcro Industries N.V. (the "Company") or to MacKenzie Partners, Inc., the Information Agent for the Offer, will not be forwarded to the Depositary and, therefore, will not constitute valid delivery to the Depositary. Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility at The Depository Trust Company (which is referred to herein as the "book-entry transfer facility") will not constitute valid delivery to the Depositary.

You should use this Letter of Transmittal even if you are causing your Shares (as defined below) to be delivered by book-entry transfer to the Depositary's account at The Depository Trust Company pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined below). Only financial institutions that are participants in a book-entry transfer facility's system may make book-entry delivery of Shares.

DESCRIPTION OF SHARES TENDERED		
Name(s) and Address(es) of Registered Holder(s) (please fill in, if blank, exactly as name(s) appear(s) on Share certificate(s)):	Share Certificate(s) and Shares Tendered (attach and sign additional list if necessary)	
	Share Certificate Number(s)*	Number of Shares Represented by Certificate(s)
	Total Shares:	

* Do not need to complete if Shares are delivered by book-entry transfer.

IF ANY OF THE CERTIFICATES REPRESENTING SHARES THAT YOU OWN HAVE BEEN LOST, STOLEN, DESTROYED OR MUTILATED, SEE INSTRUCTION 11.

You should use this Letter of Transmittal only if (1) you are enclosing certificates for your Shares which you desire to tender or (2) you intend to deliver certificates for your Shares pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary or (3) you are delivering your Shares through a book-entry transfer into the Depositary's account at The Depository Trust Company (i.e., the book-entry transfer facility) in accordance with the procedure described in Section 3 of the Offer to Purchase.

If you desire to tender your Shares in the Offer, but you cannot deliver the certificates for your Shares and all other required documents to the Depositary by the Expiration Date or you cannot comply with the procedure for book-entry transfer on a timely basis, then you may tender your Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. See Instruction 2 to this Letter of Transmittal. Delivery of this Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

☐ Check this box if you are delivering tendered Shares pursuant to a Notice of Guaranteed Delivery that you previously sent to the Depositary, and complete the following:

Name(s) of Tendering Shareholder(s): ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution that Guaranteed Delivery: ______________________________

☐ Check this box if any certificates representing your Shares which you are tendering with this Letter of Transmittal have been lost, stolen, destroyed or mutilated. If you check this box, you must complete an affidavit of loss and return it with your Letter of Transmittal. You should call Computershare Investor Services Inc., the transfer agent for the Shares, at (800) 564-6253 to get information about the requirements for replacement. You may be required to post a bond to secure against the risk that certificates may be subsequently recirculated. Please call the transfer agent immediately to obtain an affidavit of loss, to receive further instructions on how to proceed and to determine whether you will need to post a bond, so that the timely processing of this Letter of Transmittal will not be impeded. See Instruction 11 to this Letter of Transmittal.

☐ Check this box if you are a financial institution that is a participating institution in the book-entry transfer facility's system and you are delivering the tendered Shares by book-entry transfer to an account maintained by the Depositary at the book-entry transfer facility, and complete the following:

Name of Tendering Institution: ______________________________

Account Number: ______________________________

Transaction Code Number: ______________________________

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

NOTE: SIGNATURES MUST BE PROVIDED BELOW
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company"), the above-described shares of the Company's common stock, nominal value one Canadian dollar per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2009 (the "Offer to Purchase") and this related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). The Company is inviting its shareholders to tender their Shares at US$21.00 per Share (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. All dollar amounts referred to herein are expressed in United States dollars, except the per share nominal value of the Shares, which is expressed in Canadian dollars.

The tender of the Shares is being made at the Purchase Price of US$21.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Letter of Transmittal and in the Offer to Purchase, receipt of which is hereby acknowledged.

Subject to and effective upon acceptance for payment of, and payment for, the Shares tendered with this Letter of Transmittal in accordance with the terms of the Offer, the undersigned hereby (1) sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all of the Shares that are being tendered herewith; (2) orders the registration of any Shares tendered by book-entry transfer to, or upon the order of, the Company; and (3) appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares, with the full knowledge that the Depositary also acts as the agent of the Company, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to perform the following functions: (A) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the book-entry transfer facility, together in either such case with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price with respect to such Shares, (B) present certificates for such Shares for cancellation and transfer on the Company's books and (C) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby covenants, represents and warrants to the Company that: (1) the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby; (2) when and to the extent the Company accepts the Shares for purchase, the Company will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the Shares will not be subject to any adverse claims or rights; (3) the undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby and accepted for purchase; and (4) the undersigned has read and agrees to all of the terms of the Offer.

The undersigned understands that the Company, upon the terms and subject to the conditions of the Offer, will pay US$21.00 per Share for Shares validly tendered into, and not validly withdrawn from, the Offer. The undersigned understands that valid tender of Shares pursuant to any of the procedures described in Section 3 of the Offer to Purchase and in the Instructions to this Letter of Transmittal will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer. The undersigned acknowledges that under no circumstances will the Company pay interest on the Purchase Price. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered.

The names and addresses of the registered holders of the Shares should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares being tendered hereby. The certificate numbers and the number of Shares represented by such certificates should be set forth in the appropriate boxes above.

Unless otherwise indicated under the box entitled "Special Payment Instructions" below, please issue the check for the aggregate Purchase Price of Shares purchased (less the amount of any U.S. federal income or U.S. backup withholding tax required to be withheld) in the name(s) of the undersigned or, in the case of Shares tendered by book-entry transfer, by credit to the account at the book-entry transfer facility designated above. Similarly, unless otherwise indicated under the box entitled "Special Delivery Instructions" below, please mail the check for the aggregate Purchase Price of Shares purchased (less the amount of any federal income or backup withholding tax required to be withheld) to the undersigned at the address shown below the undersigned's signature(s). In the event that both the "Special Payment Instructions" and the "Special Delivery Instructions" boxes are completed, please issue the check for the aggregate Purchase Price of Shares purchased (less the amount of any federal income or backup withholding tax required to be withheld) and mail said check to the person(s) so indicated.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations or duties of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

The following is applicable to shareholders resident in Quebec, Canada:

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language.

En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de méme que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SPECIAL PAYMENT INSTRUCTIONS
(See Instruction 5, 6 and 7)

To be completed ONLY if the check for the aggregate Purchase Price of Shares purchased (less the amount of any U.S. federal income and U.S. backup withholding tax required to be withheld) is to be issued in the name of someone other than the undersigned.

Issue check to:

Name: ______________________________
(Please Print)

Address: ______________________________

____
(Zip Code)

____
(Taxpayer Identification Number)

SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 5, 6 and 7)

To be completed ONLY if the check for the aggregate Purchase Price of Shares purchased (less the amount of any U.S. federal income and U.S. backup withholding tax required to be withheld) is to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's *signature(s)*.

Deliver check to:

Name: ______________________________
(Please Print)

Address: ______________________________

____
(Zip Code)

____
(Taxpayer Identification Number)

SHAREHOLDER(S) - SIGN HERE
(See Instructions 1 and 5)
(Please Complete Substitute Form W-9 on Page 8)

This Letter of Transmittal must be signed by the registered holder(s) exactly as name(s) appear(s) on Share certificates(s) or on a security position listing or by person(s) authorized to become registered holder(s) by Share certificates and documents delivered herewith. If a signature is by an officer on behalf of a corporation or by a trustee, executor, administrator, guardian, attorney-in-fact, agent or other person acting in a fiduciary or representative capacity, please provide full title and see Instruction 5.

____

____
Signature(s) of Shareholder(s)

Dated: ______________________, 2009

Name(s): ____

____
(Please Print)

Capacity (Full Title): ____

Address: ____

____
(Include Zip Code)

Area Code and Telephone Number: ____

Taxpayer Identification or Social Security Number: ____

GUARANTEE OF SIGNATURE(S)
(If Required; See Instructions 1 and 5)
FOR USE BY FINANCIAL INSTITUTIONS ONLY.
PLACE MEDALLION GUARANTEE IN SPACE BELOW.

Authorized Signature(s): ____

Name(s): ____

Name of Firm: ____

Address: ____

Area Code and Telephone Number: ____

Dated: ______________________, 2009

SUBSTITUTE FORM W-9

Payer's Request for Taxpayer Identification Number and Certification

Name: ______________________________

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership)______________________________

☐ Other ______________________________

Address: ______________________________

____

____
(City) (State) (Zip Code)

Please check the box at right if you are exempt from backup withholding (see enclosed *Guidelines*) ☐

PART I - TAXPAYER IDENTIFICATION NUMBER ("TIN")

Enter your TIN in the appropriate box below. The TIN provided must match the name given above to avoid backup withholding. For individuals, your TIN is your Social Security Number ("SSN"). However, for a resident alien, sole proprietor or disregarded entity, see the enclosed *Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9 ("Guidelines")*. For other entities, your TIN is your Employer Identification Number ("EIN"). If you do not have a TIN, see "How to get a TIN" in the enclosed *Guidelines*. If you are awaiting a TIN, write "Applied For" in the space provided for the TIN in this Part I below and complete the "Certificate Of Awaiting Taxpayer Identification Number" below. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Note: If the account is in more than one name, see the chart in the enclosed *Guidelines* for guidelines on whose number to enter.

Social Security Number								

OR

Employer Identification Number								

PART II - CERTIFICATION—Under penalties of perjury, I certify that:

1. The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (as defined in the enclosed *Guidelines*).

Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

SIGNATURE: ______________________ DATE: ______________

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (1) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature: ______________________________ Date: ____________________________________

GUIDELINES
FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Taxpayer Identification Number ("TIN") to Give the Payer — Social Security Numbers ("SSN") have nine digits separated by two hyphens: *i.e.*, 000-00-0000. Employer Identification Numbers ("EIN") have nine digits separated by only one hyphen: *i.e.*, 00-0000000. The table below will help determine the proper number to give the payer.

For this type of account:	Give the name and SOCIAL SECURITY NUMBER of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]

For this type of account:	Give the name and EMPLOYER IDENTIFICATION NUMBER of:
6. Disregarded entity not owned by an individual	The owner
7. A valid trust, estate, or pension trust	The legal entity[4]
8. Corporate or limited liability company ("LLC") electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Dept. of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or "doing business as" name on the same line. You may use either your SSN or EIN (if you have one), but the Internal Revenue Service encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Definition of a U.S. Person

For federal tax purposes, you are considered a U.S. person if you are (1) an individual who is a U.S. citizen or U.S. resident alien; (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; (3) an estate (other than a foreign estate); or (4) a domestic trust (as defined in Treasury Regulations section 301.7701-7).

Resident Aliens, Sole Proprietors and Disregarded Entities

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number ("ITIN"). Enter your ITIN in the social security number box on the Substitute Form W-9. If you do not have an ITIN, see "*How to get a TIN*" below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the Internal Revenue Service ("IRS") prefers that you use your SSN.

If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury Regulations section 301.7701-3, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

How to get a TIN

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get forms W-7 and SS-4 from the IRS by visiting *www.irs.gov* or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), any IRA, or a custodial account under section 403(b)(7) of the Code if the account satisfies the requirements of Section 401(f)(2) of the Code.
2. The United States or any of its agencies or instrumentalities.
3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities.
5. An international organization or any of its agencies or instrumentalities.

Other payees that *may be* exempt from backup withholding include:

6. A corporation.
7. A foreign central bank of issue.
8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
9. A futures commission merchant registered with the Commodity Futures Trading Commission.
10. A real estate investment trust.
11. An entity registered at all times during the tax year under the Investment Company Act of 1940.
12. A common trust fund operated by a bank under section 584(a) of the Code.

13. A financial institution.
14. A middleman known in the investment community as a nominee or custodian.
15. A trust exempt from tax under section 664 of the Code or described in section 4947 of the Code.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Exempt payees described above should still complete the Substitute Form W-9 to avoid possible erroneous backup withholding. *Furnish your TIN, check the appropriate box for your status, check the "exempt from backup withholding" box, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate IRS Form W-8 (or successor form) and return it to the payer.*

Privacy Act Notice

Section 6109 of the Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report, among other things, interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return and may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

INSTRUCTIONS TO LETTER OF TRANSMITTAL
forming Part of the Terms and Conditions of the Offer

1. *Guarantee of Signatures.* Signatures on this Letter of Transmittal need not be guaranteed if either (a) this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered herewith and such registered holder(s) has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal; or (b) Shares are tendered for the account of a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the U.S. Securities Exchange Act of 1934, as amended (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5. For purposes of this Instruction, a registered holder of Shares includes any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of Shares.

2. *Delivery of Letter of Transmittal and Share Certificates; Guaranteed Delivery Procedures.* You should use this Letter of Transmittal only if you are (a) forwarding Share certificates with this Letter of Transmittal; (b) going to deliver certificates pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary; or (c) causing the Shares to be delivered to the Depositary's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase. In order for you to validly tender Shares, the Depositary must receive Share certificates for all validly tendered Shares or a confirmation of a book-entry transfer of all Shares delivered electronically into the Depositary's account at The Depository Trust Company, together with a properly completed and duly executed Letter of Transmittal (or an Agent's Message in connection with book-entry transfer through The Depository Trust Company) and any other documents required by this Letter of Transmittal, at one of its addresses set forth in this Letter of Transmittal by the Expiration Date (as defined in the Offer to Purchase). The term "Agent's Message" means a message transmitted by The Depository Trust Company to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant tendering Shares through The Depository Trust Company that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, including without limitation the requirement that all Shares held by a shareholder be tendered, and that the Company may enforce such agreement against that participant.

Guaranteed Delivery. If your Share certificates are not immediately available or if you cannot deliver your Share certificates and all other required documents to the Depositary by the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may tender your Shares pursuant to the guaranteed delivery procedure described in Section 3 of the Offer to Purchase, by or through any Eligible Institution. To comply with the guaranteed delivery procedure, you must (a) properly complete and duly execute a Notice of Guaranteed Delivery substantially in the form provided to you by the Company, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; (2) arrange for the Depositary to receive the Notice of Guaranteed Delivery by the Expiration Date; and (3) ensure that the Depositary receives the Share certificates for all physically tendered Shares or book-entry confirmation of electronic delivery of Shares, as the case may be, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or an Agent's Message in connection with book-entry transfer through The Depository Trust Company), and all other documents required by this Letter of Transmittal, within three Nasdaq trading days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

The Notice of Guaranteed Delivery may be delivered by hand, mail or overnight courier to the Depositary and must include, if necessary, a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For Shares to be validly tendered pursuant to the

guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed delivery before the Expiration Date.

The method of delivery of all documents, including certificates for Shares, is at the option and risk of the tendering shareholder. If you choose to deliver the documents by mail, we recommend that you use registered mail with return receipt requested, properly insured. In all cases, please allow sufficient time to assure timely delivery.

The Company will not accept any alternative, conditional or contingent tenders. By executing this Letter of Transmittal, you waive any right to receive any notice of the acceptance of your tendered Shares for payment.

3. *Inadequate Space.* If the space provided in the box entitled "Description of Shares Tendered" is inadequate, you should list the Share certificate numbers and the number of Shares represented by each such Share certificate on a separate signed schedule attached to this Letter of Transmittal.

4. *Partial Tenders.* The Company will not accept for purchase any partial tenders by a shareholder. Therefore, if you choose to tender Shares in the Offer, you must tender all of the Shares you hold. If you attempt to tender only a portion of the Shares that you hold, the Company will not accept those Shares for purchase and the certificates evidencing such Shares will be returned to you promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to you. However, the Company will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. The Company reserves the right to waive this "no partial tender" condition of its acceptance of Shares for purchase.

5. *Signatures on Letter of Transmittal, Stock Powers and Endorsements.* If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered herewith, the signature(s) must correspond exactly with the name(s) as written on the face of the Share certificate(s) without any change whatsoever.

If any of the Shares tendered herewith are registered in the names of two or more persons, all such persons must sign this Letter of Transmittal.

If any tendered Shares are registered in different names on several Share certificates, you must complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of Share certificates.

If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered herewith, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment of the Purchase Price is to be made to a person other than the registered holder(s). Signature(s) on any such Share certificate(s) or stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered herewith, or if payment is to be made to a person other than the registered holder(s), the certificate(s) for the Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for such Shares, and the signature(s) on such certificates or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1. If this Letter of Transmittal or any Share certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit to the Depositary evidence satisfactory to the Company that such person has authority to so act.

6. *Stock Transfer Taxes.* Except as otherwise provided in this Instruction 6, no stock transfer tax stamps or funds to cover such stamps need to accompany this Letter of Transmittal. The Company will pay or cause to be paid any stock transfer taxes with respect to the transfer to it of Shares purchased in the Offer. If, however, payment of the Purchase Price is to be made to any

person other than the registered holder(s), or if tendered certificates are registered in the name of any person(s) other than the person(s) signing this Letter of Transmittal, then the Depositary will deduct from the Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person(s) or otherwise) payable on account of the transfer of cash to such person(s), unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted with this Letter of Transmittal.

7. *Special Payment and Delivery Instructions.* If a check for the Purchase Price is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal, or if a check for the Purchase Price is to be sent to a person other than the person(s) signing this Letter of Transmittal or to an address other than that shown above, then, in each such case, you must complete the boxes entitled "Special Payment Instructions" and/or "Special Delivery Instructions," as applicable, in this Letter of Transmittal and make sure that the signatures herein are guaranteed as described in Instructions 1 and 5.

8. *Tax Identification Number and Backup Withholding.* U.S. federal income tax laws generally require a tendering shareholder to provide the Depositary with such holder's correct taxpayer identification number ("TIN") and certain other information on Substitute Form W-9, which is provided above, or, alternatively, to establish another basis for exemption from backup withholding. In addition to penalties, failure to provide the Depositary with the correct information or an adequate basis for an exemption from backup withholding may result in backup withholding at a current rate of 28% of the gross proceeds payable to the shareholder or other payee pursuant to the Offer. Any amounts withheld under the backup withholding rules will be allowed as a credit against the shareholder's U.S. federal income tax liability. If withholding results in an overpayment of taxes, the shareholder may obtain a refund if the required information is timely provided to the U.S. Internal Revenue Service (the "IRS"). In order to avoid backup withholding, each tendering shareholder that is a U.S. Holder (as defined in Section 12 of the Offer to Purchase) must provide (i) its correct TIN by completing the Substitute Form W-9, certifying, under penalties of perjury, (1) that the TIN provided is correct (or that such shareholder is awaiting a TIN), (2) that (A) the shareholder is exempt from backup withholding, (B) the IRS has not notified the shareholder that such shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the IRS has notified the shareholder that such shareholder is no longer subject to backup withholding, and (3) that the shareholder is a U.S. citizen or other U.S. person (including a U.S. resident alien), or (ii), if applicable, an adequate basis for exemption.

If the tendering U.S. Holder has not been issued a TIN and has either applied for a TIN or intends to apply for a TIN in the near future, such U.S. Holder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, sign and date the Substitute Form W-9, and sign and date the Certificate of Awaiting Taxpayer Identification Number at the bottom of the Substitute Form W-9. If "Applied For" is written in Part I of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 28% from any payments made pursuant to the Offer.

Certain "exempt recipients" (including, among others, corporations and certain non-U.S. persons) are not subject to these backup withholding and reporting requirements. Exempt U.S. Holders should indicate their exempt status on the Substitute Form W-9. For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Substitute Form W-9 if Shares are held in more than one name), consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. In addition, the IRS Form W-9 instructions can be obtained from the Depositary.

A tendering non-U.S. Holder may qualify as an "exempt recipient" with respect to backup withholding. A tendering non-U.S. Holder need not submit any documentation to establish "exempt recipient" status so long as the non-U.S. Holder (i) submits this Letter of Transmittal from outside the United States, (ii) sends this Letter of Transmittal directly to the Depositary's address in Canada and (iii) indicates in this Letter of Transmittal that payment for the Shares be paid into a non-U.S. account or mailed to a non-U.S. address. In order for a tendering non-U.S. Holder who does not

meet these requirements to qualify as an exempt recipient, that shareholder must submit to the Depositary a properly completed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY, as applicable (instead of a Substitute Form W-9), signed under penalties of perjury, attesting to such shareholder's non-U.S. status. An IRS Form W-8 can be obtained from the Depositary.

FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 OR AN APPROPRIATE IRS FORM W-8 (IF REQUIRED) MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

9. *Irregularities.* The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares. Any such determinations will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares, and the Company's interpretation of the terms and conditions of the Offer, including this Letter of Transmittal and these Instructions, will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Information Agent nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

10. *Questions; Requests for Assistance and Additional Copies.* Please direct any questions or requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal or the Notice of Guaranteed Delivery to MacKenzie Partners, Inc., the Information Agent for the Offer, at the telephone numbers and address set forth on the back cover of this Letter of Transmittal. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

11. *Lost, Stolen, Destroyed or Mutilated Certificates.* If any certificate(s) representing any Shares has been lost, stolen, destroyed or mutilated, you should promptly notify Computershare Investor Services Inc., the transfer agent for the Shares, by calling (800) 564-6253 and asking for instructions on obtaining replacement Share certificate(s). The transfer agent will require you to complete an affidavit of loss and return it to the transfer agent. You will then be instructed by the transfer agent as to the steps you must take in order to replace the Share certificate(s). You may be required to post a bond to secure against the risk that the certificate(s) may subsequently be recirculated.

We cannot process this Letter of Transmittal and related documents until you have followed the procedures for replacing lost, stolen, destroyed or mutilated certificates. We urge you to contact the transfer agent immediately, in order to receive further instructions, for a determination as to whether you will need to post a bond, and to permit timely processing of this documentation.

Important: The Depositary must receive this Letter of Transmittal (together with the certificate(s) for your Shares or confirmation of book-entry transfer and all other required documents) or, if applicable, the Notice of Guaranteed Delivery, before the Expiration Date.

If you are a U.S. Holder, you must complete and sign the Substitute Form W-9 above. Please provide your social security number or other taxpayer identification number and certify that you are not subject to backup withholding.

This Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each tendering shareholder, or its broker, dealer, commercial bank, trust company or other nominee, to the Depositary at one of its addresses set forth below. To confirm delivery of your Shares, please contact the Depositary:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail or Courier in the United States:	*By Mail in Canada:*	*By Registered Mail, Hand or Courier in Canada:*
Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 United States Attention: Corporate Actions—Velcro	Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Canada Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Canada Attention: Corporate Actions

Any questions or requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials should be directed to the Information Agent at the address and telephone numbers set forth at the bottom of this page. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

Notice of Guaranteed Delivery
for
Tender of Shares of Common Stock
of

Velcro Industries N.V.

(not to be used for signature guarantee)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS VELCRO INDUSTRIES N.V. EXTENDS OR EARLIER TERMINATES THE OFFER (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

As set forth in Section 3 of the Offer to Purchase dated January 8, 2009 (the "Offer to Purchase"), you must use this Notice of Guaranteed Delivery to accept the Offer (as defined below) if:

(1) the certificates representing your shares of common stock, nominal value one Canadian dollar per share (the "Shares"), of Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company"), are not immediately available or cannot be delivered to Computershare Investor Services Inc., the Depositary for the Offer, before the Expiration Date; or

(2) the procedure for book-entry transfer described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer") cannot be completed before the Expiration Date; or

(3) time will not permit a properly completed and duly executed Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date.

This Notice of Guaranteed Delivery, signed and properly completed, may be delivered by hand, mail or overnight delivery so that the Depositary receives it before the Expiration Date. See Section 3 of the Offer to Purchase and Instruction 2 to the Letter of Transmittal.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	*By Facsimile Transmission:*	*By Registered Mail, Hand or Courier:*
Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Canada Attention: Corporate Actions	(905) 771-4082	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Canada Attention: Corporate Actions

Delivery of this Notice of Guaranteed Delivery to an address other than as set forth above will not constitute a valid delivery. For this Notice of Guaranteed Delivery to be validly delivered, it must be received by the Depositary at one of the above addresses before the Expiration Date. Deliveries to the Company or to the Information Agent for the Offer will not be forwarded to the Depositary and therefore will not constitute valid delivery. Deliveries to a book-entry transfer facility (as defined in the Letter of Transmittal) will not constitute valid delivery to the Depositary.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal for the Offer is required to be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase) under the instructions thereto, the signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

The information and guarantee on the following pages must be completed.

Ladies and Gentlemen:

The undersigned hereby tenders to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, receipt of which is hereby acknowledged, the number of Shares set forth below, all pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. The Company is inviting its shareholders to tender their Shares at US$21.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Number of Shares: ______________________________

Certificate Nos. (if available): ______________________________

Name(s) of Record Holder(s): ______________________________

____

____
Please Print or Type

Address(es): ______________________________

____
(Please include Zip Code)

Daytime Area Code and Telephone No.: ______________________________

Signature(s): ______________________________

Dated: ______________________________

(Check the applicable box below and provide the following information if Shares will be tendered by book-entry transfer):

☐ The Depository Trust Company

☐ CDS Clearing and Depository Services Inc.

Name of Tendering Institution: ______________________________

Account Number at Book-Entry Transfer Facility: ______________________________

THE GUARANTEE SET FORTH BELOW MUST BE COMPLETED.

GUARANTEE
(not to be used for signature guarantee)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program or an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees to deliver to the Depositary either the certificates representing the Shares tendered hereby, in proper form for transfer, or a book-entry confirmation (as defined in the Offer to Purchase) with respect to such Shares, in either case together with a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository Services Inc.), including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer through The Depository Trust Company, and any other required documents, all within three Nasdaq trading days of the date hereof.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver a Letter of Transmittal or an Agent's Message (except in the case of book-entry transfer through CDS Clearing and Depository Services Inc.) and certificates for Shares or a book-entry confirmation to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm: ______________________________

Address(es): ______________________________

____
(Please Include Zip Code)

Area Code and Telephone No.: ______________________________

AUTHORIZED SIGNATURE

Name: ______________________________
(Please Print or Type)

Title: ______________________________

Date: ______________________________

Signature(s): ______________________________

**NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE.
SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.**

Offer to Purchase for Cash
All Outstanding Shares of its Common Stock
At a Purchase Price of US$21.00 Per Share
by

Velcro Industries N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS VELCRO INDUSTRIES N.V. EXTENDS OR EARLIER TERMINATES THE OFFER (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

January 8, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

We have been engaged by Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company"), to act as the information agent (the "Information Agent") in connection with its offer to purchase for cash any and all outstanding shares of its common stock, nominal value one Canadian dollar per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2009 (the "Offer to Purchase") and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). The Company is inviting its shareholders to tender their Shares at US$21.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

The Company will, upon the terms and subject to the conditions of the Offer, pay US$21.00 per Share (the "Purchase Price") for Shares properly tendered and not properly withdrawn pursuant to the terms of the Offer. All Shares properly tendered before the Expiration Date and not properly withdrawn will be purchased by the Company at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

The Offer is not conditioned on any aggregate minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the Offer to Purchase. In addition, the Company will only accept for purchase Shares tendered by a shareholder if such shareholder tenders all of the Shares held by such shareholder. However, the Company will accept for purchase Shares registered in the name of a nominee and tendered by such nominee on behalf of a beneficial holder where all of the beneficial holder's Shares held by such nominee are tendered. The Company reserves the right to waive this "no partial tender" condition of its acceptance of Shares for purchase.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:

1. Offer to Purchase, dated January 8, 2009;
2. Letter of Transmittal, for your use in accepting the Offer and tendering Shares of, and for the information of, your clients, together with accompanying instructions, Substitute Form W-9 and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9;
3. Letter to Clients, for you to send to your clients for whose account you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer; and
4. Notice of Guaranteed Delivery, to be used to accept the Offer in the event that you are unable to deliver the Share certificates, together with all other required documents, to the Depositary before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date.

WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS THE COMPANY EXTENDS THE OFFER.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed materials to your clients who are beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid all stock transfer taxes, if any, applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and the Letter of Transmittal (see Instruction 6 to the Letter of Transmittal).

For Shares to be properly tendered pursuant to the Offer, (i) the Depositary must timely receive the certificates representing the Shares or a book-entry confirmation (as defined in the Offer to Purchase) with respect to the Shares, in either case together with a properly completed and duly executed Letter of Transmittal (except in the case of book-entry transfer through CDS Clearing and Depository Services Inc.), including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase) in the case of a book-entry transfer through The Depository Trust Company, and any other documents required pursuant to the Offer or (ii) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the instructions set forth in the Offer to Purchase and the Letter of Transmittal.

Shareholders (i) whose certificates for Shares are not immediately available or who will be unable to deliver to the Depositary the certificate(s) for Shares being tendered and all other required documents before the Expiration Date or (ii) who cannot complete the procedure for book-entry transfer before the Expiration Date, must tender their Shares according to the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares.

Please address any inquiries you may have with respect to the Offer to MacKenzie Partners, Inc., the Information Agent for the Offer, at our address and telephone numbers set forth on the back cover of the Offer to Purchase. You may obtain additional copies of the enclosed materials from MacKenzie Partners, Inc. by calling us collect at (212) 929-5500 or calling us toll-free at (800) 322-2885.

Very truly yours,

MACKENZIE PARTNERS, INC.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE INFORMATION AGENT, THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

Offer to Purchase for Cash
All Outstanding Shares of its Common Stock
At a Purchase Price of US$21.00 Per Share
by

Velcro Industries N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2009, UNLESS VELCRO INDUSTRIES N.V. EXTENDS OR EARLIER TERMINATES THE OFFER (SUCH DATE, AS IT MAY BE EXTENDED, THE "EXPIRATION DATE").

January 8, 2009

To Our Clients:

Enclosed for your consideration are the Offer to Purchase dated January 8, 2009 (the "Offer to Purchase") and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer"), in connection with the offer by Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company"), to purchase any and all outstanding shares of its common stock, nominal value one Canadian dollar per share (the "Shares"). Pursuant to the Offer, the Company will purchase all Shares properly tendered before the Expiration Date and not properly withdrawn, at a price of US$21.00 per Share (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use the Letter of Transmittal to tender Shares we hold for your account. The Letter of Transmittal must be completed and executed by us, according to your instructions. Please note that the Company will only accept for purchase Shares tendered by us on your behalf if you instruct us to tender all of the Shares we hold for your account. However, the Company reserves the right to waive this "no partial tender" condition of its acceptance of Shares for purchase.

PLEASE INSTRUCT US AS TO WHETHER YOU WISH US TO TENDER, ON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, ALL OF THE SHARES WE HOLD FOR YOUR ACCOUNT, BY COMPLETING AND SIGNING THE INSTRUCTION FORM ENCLOSED HEREIN.

Please note the following:

1. You may tender your Shares at the price of US$21.00 per Share, as indicated in the enclosed Instruction Form, net to you in cash, without interest.

2. The Offer is being made for any and all outstanding Shares.

3. The Offer is not conditioned upon any aggregate minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6 of the Offer to Purchase.

4. The Company will only accept for purchase Shares tendered by us on your behalf if you instruct us to tender all of the Shares we hold for your account. However, the Company reserves the right to waive this "no partial tender" condition of its acceptance of Shares for purchase.

5. The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on February 10, 2009, unless the Company extends the Offer.

6. Tendering shareholders whose Shares are registered in their own names and who tender directly to Computershare Investor Services Inc., the Depositary for the Offer, will not be obligated to pay any brokerage fees or commissions or, except as set forth in Section 5 of the Offer to Purchase and Instruction 6 to the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer.

7. The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Information Agent nor the Depositary make any recommendation to you as to whether you should tender or refrain from tendering your Shares. You must make your own decision as to whether to tender your Shares.

If you wish to have us tender your Shares, please so instruct us by completing, executing and returning to us the enclosed Instruction Form. A pre-addressed envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your Shares, we will tender all of the Shares that we hold beneficially for your account.

Please forward your completed Instruction Form to us in a timely manner to give us ample time to submit a tender on your behalf before the Expiration Date. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on February 10, 2009, unless the Company extends the Offer.

The Offer is being made solely under the Offer to Purchase and the Letter of Transmittal and is being made to all record holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

YOUR PROMPT ACTION IS REQUESTED. PLEASE FORWARD YOUR COMPLETED INSTRUCTION FORM TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF BEFORE THE EXPIRATION OF THE OFFER.

INSTRUCTION FORM
with respect to
VELCRO INDUSTRIES N.V.
Offer to Purchase for Cash
All Outstanding Shares of its Common Stock
at a Purchase Price of US$21.00 per Share

The undersigned acknowledge(s) receipt of your letter and the enclosed materials in connection with the offer by Velcro Industries N.V., incorporated in the Netherlands Antilles as a Naamloze Vennootschap, or public limited liability company (the "Company"), to purchase any and all outstanding shares of its common stock, nominal value one Canadian dollar per share (the "Shares"), at a price of US$21.00 per Share (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase dated January 8, 2009 and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

The undersigned understands that the Company will, upon the terms and subject to the conditions of the Offer, purchase the Shares properly tendered and not properly withdrawn under the Offer, at the Purchase Price, net to the seller in cash, without interest. The undersigned acknowledges that (i) the Offer is established voluntarily by the Company, the Offer is discretionary in nature and it may be extended, modified, suspended or terminated by the Company as provided in the Offer to Purchase; (ii) the undersigned is voluntarily participating in the Offer; (iii) the future value of the Shares is unknown and cannot be predicted with certainty; and (iv) the undersigned has received the Offer to Purchase.

The undersigned hereby instruct(s) you to tender to the Company all Shares you hold for the account of the undersigned, in accordance with the terms and subject to the conditions of the Offer.

The method of delivery of this document is at the election and risk of the tendering shareholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

SIGN HERE

Signature(s): ______________________________

____

Please Type or Print Name(s): ______________________________

____

Please Type or Print Address(es): ______________________________

____

Area Code and Telephone Number: ______________________________

____

Taxpayer Identification or Social Security No.: ______________________________

Date: ____________________, 2009

END